UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 1)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

Brookfield Canada Office Properties

(Name of the Issuer)

Brookfield Canada Office Properties

Brookfield Property Partners L.P.

Brookfield Asset Management Inc.

(Names of Persons Filing Statement)

Trust Units

(Title of Class of Securities)

112823109

(CUSIP Number)

Michelle Campbell Assistant Secretary Brookfield Canada Office Properties Brookfield Place 181 Bay Street, Suite 330 Toronto, Ontario M5J 2T3 Tel: (416) 369-8555

A.J. Silber

Vice President, Legal Affairs and Corporate Secretary

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Canada

Tel: (416) 956-5182

Bryan K. Davis Chief Financial Officer Brookfield Property Partners L.P. 73 Front Street, 5th Floor Hamilton, HM 12, Bermuda Tel: (+441) 294-3309

With copies to:

Jeremy London Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue N.W. Washington, DC 20005 Tel: (202) 371-3000	Mile T. Kurta Torys LLP 1114 Avenue of the Americas, 23rd Floor New York, NY 10036 Tel: (212) 880-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer.

d	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
US$375,284,355.67	US$43,495.46

*	Calculated solely for the purposes of determining the filing fee. The aggregate transaction value was calculated as the product of (a) 15,869,332 trust units, representing the sum of the trust units issued and outstanding as of May 4, 2017 other than trust units owned by Brookfield Property Partners and its subsidiaries, multiplied by (b) the per unit consideration of C$32.50, converted to US dollars for the purpose of calculating the filing fee using the daily average exchange rate of C$1.3743 to US$1.00 as reported by the Bank of Canada on May 4, 2017.

**	The amount of the filing fee calculated by multiplying the transaction above by 0.0001159 in accordance with Exchange Act Rule 0-11.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$43,495.46

Form or Registration No.:	Schedule 13E-3

Filing Party:	Brookfield Canada Office Properties, Brookfield Property Partners L.P., Brookfield Asset Management Inc.

Date Filed:	May 8, 2017

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Rule 13e-3 transaction statement on Schedule 13E-3 (the “Transaction Statement”), filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2017 jointly by Brookfield Canada Office Properties (“BOX”), Brookfield Property Partners L.P. (“BPY”) and Brookfield Asset Management Inc. (“Brookfield Asset Management”).

This Transaction Statement relates to (i) the redemption (the “Redemption”) by BOX of all of the issued and outstanding Units of BOX not already owned by BPY and its subsidiaries pursuant to a redemption agreement (the “Redemption Agreement”) dated as of April 20, 2017 between BPY and BOX; and (ii) an amendment to the amended and restated declaration of trust dated as of February 24, 2012 to provide for, among other things, the Redemption and the grant of dissent rights to Unitholders in connection with the Redemption (the “Amendment”, and together with the Redemption, the “Transaction”). Under the Redemption, the holders (the “Unitholders”) of Units of BOX other than BPY and its subsidiaries will receive C$32.50 in cash (the “Redemption Price”) for each Unit of BOX redeemed pursuant to the Redemption. After the completion of the Redemption, BOX will become an indirect wholly-owned subsidiary of BPY. Copies of the Redemption Agreement and the Amendment are included as Appendix C and E, respectively, to the management information circular, which is attached as Exhibit (a)(2)(i) hereto (the “Circular”). An annual and special meeting of the Unitholders has been called for June 28, 2017 (the “Meeting”) to approve, among other things, the Transaction. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings given to them in the Transaction Statement.

The information contained in and incorporated by reference into this Amendment No. 1 concerning each Filing Person has been supplied by such Filing Person.

The Transaction Statement, including the Items below, and the Circular, are amended and supplemented as described below.

Introduction

The section “Introduction” in the Transaction Statement is hereby amended by deleting the following sentence from the last paragraph of such section:

“No Filing Person, including BOX, is responsible for the accuracy of any information supplied by any other Filing Person.”

Item 7 – Purposes, Alternatives, Reasons and Effects

(d)	The section “Special Factors – Effects of the Completed Transaction and Benefits to BPY Filing Persons” beginning on page 16 of the Circular is amended and restated to add the following paragraph after the second paragraph of the section:

“There will be a reduction of the costs and administrative burden associated with operating the Trust as a publicly traded company, including the costs associated with preparing periodic reports, listing on the public exchanges, fees to be paid to directors, auditors, the transfer agent and rating agencies, which is estimated to be approximately $2,848,000 per year. If the Transaction is consummated, the BPY Filing Persons will become the direct beneficiaries of such cost savings which are expected to be realized on an annual recurring basis.”

Item 8 – Fairness of the Transaction

(a)-(b)	Paragraph six of the Letter to Unitholders of the Circular is hereby amended and restated as follows:

“The board of trustees of BOX (the “Board”) is unanimously (with G. Mark Brown, Thomas F. Farley and T. Jan Sucharda abstaining because of the potential for a conflict of interest given their relationship with BPY and its affiliates) recommending, on behalf of the Trust, that Unitholders vote FOR the Transaction Resolution. After taking into consideration, among other things, the recommendation of a committee comprised of independent trustees of BOX (the “Special Committee”), the Board has unanimously (with G. Mark Brown, Thomas F. Farley and T. Jan Sucharda abstaining)

concluded that the Transaction is in the best interests of BOX and is procedurally and substantively fair to the Trust Unitholders other than BPY and its affiliates (the “Unaffiliated Unitholders”). The attached Circular describes the background to the determinations and recommendations of the Board, including the process and recommendations of the Special Committee.”

The section “Summary Term Sheet – Recommendation of the Board on page 6 of the Circular is hereby amended and restated as follows:

“After careful consideration by the Board, the Board unanimously concluded, on behalf of the Trust (with Messrs. G. Mark Brown, Thomas F. Farley and T. Jan Sucharda abstaining because of the potential for a conflict of interest given their relationship with BPY and its affiliates), that the Transaction is substantively and procedurally fair to the Unaffiliated Unitholders and is in the best interests of the Trust and resolved to recommend that Unitholders vote in favour of the Transaction Resolution. As part of its determination, the Board relied upon and adopted those factors identified by the Special Committee as to the fairness of the Transaction as enumerated below under “Special Factors – Fairness of the Transaction – BOX’s Perspective”.”

The section “Special Factors – Fairness of the Transaction – BOX’s Perspective – Recommendation of the Board” on pages 19-20 of the Circular is hereby amended and restated as follows:

“After careful consideration by the Board, the Board unanimously concluded, on behalf of the Trust (with G. Mark Brown, Thomas F. Farley and T. Jan Sucharda abstaining because of the potential for a conflict of interest given their relationship with BPY and its affiliates), that the Transaction is substantively and procedurally fair to Unaffiliated Unitholders and is in the best interests of the Trust and to recommend that Unitholders vote in favour of the Transaction Resolution. As part of this consideration, the Board relied upon and adopted those factors identified by the Special Committee as to the fairness of the Transaction as enumerated above.”

The section “Special Factors – Fairness of the Transaction – BOX’s Perspective” on pages 20 of the Circular is hereby amended to add the following paragraph after the last paragraph of such section:

“The Special Committee and the Board did not calculate or consider net book value, which is an accounting concept, as a factor in making its respective fairness determination. Net book value was similarly not calculated or considered by Greenhill as a factor in its opinion as to the fair market value of the Trust Units.”

The section “Special Factors – Summary of Valuation and Fairness Opinion – Valuation Approach and Methodologies” on pages 21 of the Circular is hereby amended and restated as follows:

“In determining the fair market value of the Trust Units, Greenhill relied primarily on the net asset value (“NAV”) and the corporate discounted cash flow (“DCF”) and distribution discount model approaches. In this regard, BOX and the BPY Filing Persons believe that the NAV, DCF and distribution discount model analyses performed by Greenhill are measures of BOX’s going concern value. As secondary methodologies, Greenhill considered comparable trading and precedent transactions analyses. Finally, Greenhill reviewed and considered valuation reference points such as the 52-week trading range and volume weighted average prices of the Trust Units, equity research analysts’ price targets of the Trust Units, equity research analysts’ NAV per Trust Unit estimates and precedent minority squeeze-out transactions.”

The paragraph in the section “Voting Information – Q&A on Proxy Voting – How does the Board recommend that I vote on the Transaction Resolution” on page 39 of the Circular is hereby amended and restated as follows:

“The Board is unanimously (with G. Mark Brown, Thomas F. Farley and T. Jan Sucharda abstaining because of the potential for a conflict of interest given their relationship with BPY and its affiliates) recommending, on behalf of the Trust, that Unitholders vote FOR the Transaction Resolution. After taking into consideration, among other things, the recommendation of the Special Committee, the Board has unanimously (with G. Mark Brown, Thomas F. Farley and T. Jan Sucharda abstaining) concluded that the Transaction is in the best interests of BOX and is procedurally and substantively fair to the Unaffiliated Unitholders.”

(d)	The third bulleted paragraph on page 19 of the Circular under the section “Special Factors – BOX’s Perspective – Reasons for the Recommendation” is hereby revised and restated as follows:

“No Unitholder Representative. Neither the Special Committee nor the Trust has retained or appointed an unaffiliated representative who would act solely on behalf of the Unaffiliated Unitholders for purposes of negotiating the terms of the Transaction. However, the Special Committee has retained Greenhill as independent financial advisor to prepare the Valuation and Fairness Opinion.”

The section “Special Factors – BPY’s Perspective” is hereby revised to add the following sentence at the end of the first paragraph under such section on page 20 of the Circular:

“None of the BPY Filing Persons has retained or appointed an unaffiliated representative who would act solely on behalf of the Unaffiliated Unitholders for purposes of negotiating the terms of the Transaction.”

Item 9 – Reports, Opinions, Appraisals and Negotiations

(b)	The section “Special Factors – Summary of Valuation and Fairness Opinion – Engagement of Greenhill” on pages 20 of the Circular is hereby amended to add the following paragraph after the last paragraph of such section:

“On February 1, 2017, the Special Committee met to discuss potential candidates to serve as independent valuator for the purposes of preparing a formal valuation and to act as financial advisor to the Special Committee. The Special Committee reviewed information provided by potential candidates and, after interviewing each of the candidates, ultimately selected Greenhill as independent valuator to prepare the formal valuation and deliver a fairness opinion because Greenhill is a recognized investment banking firm that has substantial experience in transactions similar to the Redemption. Additionally, the Special Committee believed that Greenhill was independent of BOX and all interested parties as required pursuant to MI 61-101 and had the capacity to conduct the analysis and provide the formal valuation.”

Item 16 Exhibits

(a)(2)(ix)	Press release of the Company with respect to the filing of Amendment No. 1, dated May 19, 2017.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2017

Brookfield Canada Office Properties

By:	/s/ Michelle Campbell
Name:	Michelle Campbell
Title:	Assistant Secretary

Brookfield Property Partners L.P., by its general partner,
Brookfield Property Partners Limited

By:	/s/ Jane Sheere
Name:	Jane Sheere
Title:	Corporate Secretary

Brookfield Asset Management Inc.

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Vice President, Legal Affairs

Exhibit Index

(a)(2)(i) †	Circular dated May 8, 2017.

(a)(2)(ii) †	Form of Proxy.

(a)(2)(iii) †	Letter of Transmittal.

(a)(2)(iv)	Notice of Annual and Special Meeting of Unitholders and Availability of Investor Materials (incorporated by reference to the Circular).

(a)(2)(v)	Letter to Unitholders (incorporated by reference to the Circular).

(a)(2)(vi)	Press release of BOX with respect to the signing of the Redemption Agreement, dated April 20, 2017 (incorporated by reference to Exhibit 99.1 to BOX’s report on Form 6-K submitted to the SEC on April 21, 2017).

(a)(2)(vii)	Press release of BPY with respect to the signing of the Redemption Agreement, dated April 20, 2017 (incorporated by reference to Exhibit 99.1 to BPY’s report on Form 6-K submitted to the SEC on April 21, 2017).

(a)(2)(viii) †	Press release of BOX with respect to the filing of the meeting materials, dated May 8, 2017.

(a)(2)(ix)	Press release of the Company with respect to the filing of Amendment No. 1, dated May 19, 2017.

(b)	None.

(c)(1)	Valuation and Fairness Opinion of Greenhill & Co. Canada Ltd. (incorporated by reference to Appendix D to the Circular).

(c)(2) †	Special Committee Discussion Materials provided by Greenhill & Co. Canada Ltd. to the Special Committee on March 24, 2017.

(c)(3) †	Special Committee Discussion Materials provided by Greenhill & Co. Canada Ltd. to the Special Committee on April 20, 2017.

(d)(1)	Redemption Agreement (incorporated by reference to Appendix C to the Circular).

(d)(2)	Amendment to the Declaration of Trust (incorporated by reference to Appendix E to the Circular).

(d)(3)	Transaction Resolution (incorporated by reference to Appendix B to the Circular).

(d)(4)	Lock-up Agreement dated January 22, 2017, by and between BPY and Morgan Stanley Investment Management (incorporated by reference to Exhibit 4 to BOX’s Schedule 13D filed with the SEC on April 21, 2017).

(d)(5)	Amendment to Lock-up Agreement dated April 20, 2017, by and between BPY and Morgan Stanley Investment Management (incorporated by reference to Exhibit 5 to BOX’s Schedule 13D filed with the SEC on April 21, 2017).

(d)(6)	Lock-up Agreement dated January 22, 2017, by and between BPY and RBC Global Asset Management Inc. (incorporated by reference to Exhibit 6 to BOX’s Schedule 13D filed with the SEC on April 21, 2017).

(f)	Dissent Rights (incorporated by reference to Section 12.15 of Schedule A of the Redemption Agreement).

(g)	None.

(h)	None.

†	Previously filed as an exhibit to the Transaction Statement filed on May 8, 2017.